SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                    CHURCHILL TECHNOLOGY INC.
                        (Name of Issuer)

             COMMON STOCK, $.02 PER SHARE PAR VALUE
                 (Title of Class of Securities)

                            171569205
                         (CUSIP Number)

                        Mr. Gamal Marwan
                  FIMA Capital Corporation Ltd.
                         Chateau Banquet
                       Rue de Lausanne 94
            1202 Geneva, Switzerland (41) 22-731-1750
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        January 10, 1996
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        Page 1 of 6 Pages

CUSIP No. 171569205                          Page 2 of 6

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     FIMA Capital Corporation Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) / /
                                                             (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     British Virgin Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     8,365,686

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     8,365,686

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,365,686

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.1%

14.  TYPE OF REPORTING PERSON:
     CO
CUSIP No. 171569205                               Page 3 of 6

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Zeeham Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) / /
                                                            (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     0*

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     0*

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,365,686

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.1%

14.  TYPE OF REPORTING PERSON:
     CO
* Zeeham Limited may be deemed to be the beneficial owner of the shares of Common Stock owned by FIMA. Such shares of Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by the Reporting Persons.
CUSIP No. 171569205                               Page 4 of 6

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Mr. Gamal Mohamed Ashraf Marwan    SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) / /
                                                             (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Egypt

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     0*

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     0*

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,365,686

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.1%

14.  TYPE OF REPORTING PERSON:
     IN
* Mr. Marwan may be deemed to be the beneficial owner of the shares of Common Stock owned by FIMA. Such shares of Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by the Reporting Persons.

                                                  Page 5 of 6
                          SCHEDULE 13D
                        (Amendment No. 1)

     NOTE: All capitalized terms used in this Amendment No. 1 and not defined herein shall have the same meaning as in the previously filed statement of the reporting persons on Schedule 13D dated May 19, 1995. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          On January 10, 1996, Churchill Technology Inc. ("Churchill") entered into a Remuneration for Services Agreement (the "Services Agreement") with FIMA Capital Corporation Ltd. ("FIMA"). Pursuant to the Services Agreement, FIMA has agreed to provide investment banking advice and use its best efforts to arrange debt and/or equity financing for Churchill in exchange for cash, Common Stock and warrants to purchase Common Stock. Specifically, in exchange for such services, Churchill has agreed to pay to FIMA: (i) FIMA's choice of 2,000,000 shares of Common Stock or $200,000 cash, payable upon execution of the Services Agreement, for investment banking advice relating to the design and implementation of a financing plan of Churchill, (ii) 3,000,000 shares of Churchill Common Stock upon the confirmation of availability of the $3,000,000 of debt financing, (iii) up to 3,500,000 warrants each exercisable for three years to purchase one share of Churchill Common Stock at an exercise price of $.10 for the arrangement of an additional $3,500,000 of financing,
(iv) an aggregate of 1,500,000 warrants exercisable for three years to purchase one share of Churchill Common Stock at an exercise price of $.10 for general financial consulting services, FIMA's expenses incurred in setting up European and Middle Eastern marketing and sales facilities for Churchill and for FIMA arranging and structuring international trade finance and barter agreements for Churchill.

           As a result of the Services Agreement, FIMA currently has the right to acquire 2,000,000 shares of Common Stock of Churchill in addition to the shares of Common Stock already beneficially owned by FIMA, as reported in the previously filed 13D.

           FIMA's beneficial ownership of 8,365,686 shares of the
Common  Stock  of Churchill constitutes beneficial  ownership  of
9.1%  of  the  total  outstanding  shares  of  Common  Stock   of
Churchill.

          Zeeham Limited ("ZL"), through its ownership of all the shares of FIMA, and Mr. Gamal Marwan, as the sole shareholder of ZL, may be deemed to be beneficial owners of the shares of Common
Stock of Churchill owned by FIMA.

           FIMA has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 8,365,686 shares of the Common Stock of Churchill. ZL, through its ownership of all the shares of FIMA, and Mr. Gamal Marwan, as the sole shareholder of ZL, may be deemed to have the power to vote and dispose the shares of Common Stock of Churchill owned by FIMA.
                                                  Page 6 of 6

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.




                                   FIMA CAPITAL CORPORATION LTD.



Dated:         January 29, 1996               By:

                                   Gamal Marwan, President



                                   ZEEHAM LTD.



Dated:         January 29, 1996               By:

                                   Paul Kenney, Secretary




Dated:         January 29, 1996               By:

                                   Gamal Marwan